DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/02/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
216,559


8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

216,559
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

216,559

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.79%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



This statement constitutes Amendment # 9 to the Schedule 13d filed on December 26, 2007. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
The filing persons sent the attached letter (Exhibit 1) to management on June 2, 2008.


Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the 10Q filed on 5/5/08 there were 1,289,878 shares of common stock outstanding as of 3/31/08. The percentages set forth in this item were derived using such number.

Bulldog Investors, a group of investment funds, Phillip
Goldstein and Andrew Dakos beneficially own in aggregate
216,559 shares of Gyrodyne or 16.79% of the outstanding shares.

b. Power to dispose and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c. The following shares were purchased in the last 60 days:

1/24/08		5,154	$41.48
2/11/08		10	$41.50
3/27/08		200	$39.50
3/28/08		100	$39.50
5/28/08		375	$36.50
5/29/08		100	$36.50
6/02/08		99	$36.50
6/03/08		200	$36.50


d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividend and sales proceeds.

e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
Exhibit 1: Letter to management

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 6/02/08

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.


Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097



June 2, 2008

Stephen V. Maroney
President & Chief Executive Officer
Gyrodyne Company of America, Inc.
One Flowerfield, Suite 24
St. James, NY 11780


Dear Mr. Maroney:

The euphoria created by management at Gyrodynes 2006 annual meeting about its prospects has obviously worn off. On May 30, 2008 Gyrodynes stock price closed at $37.50. It has fallen by almost 40% over the past year and stands at more than 20% below the $48 per share we offered for all shares more than two years ago. As you recall, on April 25, 2006, management rejected our offer and you publicly stated:

	Our goal is to put the maximum amount of cash or marketable securities in the hands of our shareholders in a tax-efficient manner.
	Any offer will be measured against our corporate strategy as outlined at the December 2005 shareholders meeting.
	That strategy includes the repositioning of the Company through conversion to a REIT,and the disposition and redeployment of assets to achieve one or more shareholder liquidity events in a reasonable period of time.

We believe Gyrodynes poor stock performance is primarily due to the lack of any perceptible progress on its condemnation claim and the failure to monetize any of its other assets, in particular the portion of the Flowerfield acreage it still holds. In short, the current stock price reflects investors perception that management has dissipated whatever credibility it may have once had.

As a result of the 2007 acquisition of the Port Jefferson medical buildings and the pending acquisition of the Cortlandt Medical Center we believe
Gyrodyne should at least commence payment of a meaningful quarterly dividend which would be consistent with the expectations of REIT investors.
Cash flow generated from the aforementioned acquisitions together with improved results from the Flowerfield buildings and a strong cash position should allow Gyrodyne to pay a quarterly dividend of at least $0.50 per share.

We would appreciate a prompt and substantive response to our proposal that the board should initiate a meaningful dividend policy.


Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner



cc: Paul L. Lamb, Chairman of the Board of Directors